Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	12 Months Ended March 31,	12 Months Ended December 31,

	2006	2005	2004	2003	2002	2001
Fixed charges, as defined:
Interest on long-term debt	$464	$465	$491	$417	$486	$351
Interest on short-term debt and other interest	19	29	20	25	70	44
Amortization of debt discount, expense and premium - net	22	23	8	41	25	17
Estimated interest component of operating rentals	32	32	34	45	38	36
Preferred securities distributions of subsidiaries on a pre-tax basis	5	5	5	45	79	64

Total fixed charges	$542	$554	$558	$573	$698	$512

Earnings, as defined:
Net income (a)	$853	$744	$721	$740	$444	$167
Preferred security dividend requirements	3	3	3	30	66	52
Less undistributed income (loss) of equity method investments	(15)	(14)	(14)	(19)	(23)	20
	871	761	738	789	533	199
Add:
Income taxes	182	121	203	179	214	261
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	524	540	547	521	598	419

Total earnings	$1,577	$1,422	$1,488	$1,489	$1,345	$879

Ratio of earnings to fixed charges	2.9	2.6	2.7	2.6	1.9	1.7

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.9	2.6	2.7	2.6	1.9	1.7

(a)	Net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.